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FOUNDED 1866

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05005598

WRITER'S DIRECT NUMBER
(212) 839-5825

WRITER'S E-MAIL ADDRESS
mwheeler@sidley.com

February 1, 2005

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of the Issuer, enclosed please find copies of the following documents:

1. Resolutions of the Issuer's Board of Directors (the "Board") relating to the Board's opinion of the tender offer for outstanding shares of the Issuer's Series B common stock, dated February 1, 2005.

These documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5825.

Very truly yours,

Michael K. Wheeler

Michael K. Wheeler

Enclosures

cc: (w/o Enclosure) Jorge Girault Facha (G.Acción, S.A. de C.V.)
Lori Anne Czepiel



For Immediate Release

G.ACCION ANNOUNCES BOARD RESOLUTIONS REGARDING PUBLIC SHARE PURCHASE

Mexico City, Mexico, February 1, 2005 -- G. Accion S.A. de C.V. ("G.Accion" or "the Company") (BMV: GACCIONB, OTC: GACCIB), informs on the resolution of the Board of Directors regarding the public share purchase.

RESOLUTIONS

FIRST: "Both the report presented as well as the opinion of the Auditing Committee of the Company are noted on the same date as well as the opinion of Ixe Banco S.A., Institución de Banca Múltiple, Ixe Grupo Financiero as independent expert, regarding the justification for the price of the public share purchase representing approximately 22.54% (twenty-two point fifty-four per cent) of the Company's capital stock, which will be purchased by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V."

SECOND: "As per Regulation No. 12 of the General Rules and Regulations for the Acquisition of Shares, which must be revealed and of Public Offerings for the Purchase of Shares as well as the General Guidelines Applicable for Public Companies and other Participants of the capital markets, the Board of Directors of the Company has announced a favorable opinion regarding the terms and conditions of the public share offering, which will be led by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., including the price setting per share in the public share offering, taking into account the interests of minority shareholders."

THIRD: "This announcement will be distributed to the investment public via the electronic network of the Mexican Stock Exchange called "Emisnet", within the timeframe set by the applicable legal authorities."

****

About the Company

G. Accion is the leading public real estate company in Mexico, oversees an extensive property portfolio, of industrial, retail, corporate office and housing properties. Our mission is to be the prime vehicle to allocate institutional capital into the real estate sector in Mexico, providing real estate need-based solutions to domestic and international clients, through acquisition and development.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Maria Barona or
Melanie Carpenter
i-advize Corporate Communications
accion@i-advize.com
Tel: (212) 406-3690

